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                                                           Exhibit (a)(10)


ISLANDIA, N.Y., February 12, 1998 - Computer Associates International, Inc.
(CA) received notice today that it has been named as a nominal defendant in a class action complaint filed in Clark County, Nevada District Court in connection with the Company's offer to acquire Computer Sciences Corporation
(CSC) for $108 per share. The Complaint's allegations focus primarily on the actions of CSC and its board of directors, all of whom have been named as defendants in the lawsuit.

The Complaint alleges that CSC and its board's interests are in conflict with the interests of CSC's shareholders. In particular, the Complaint asserts that:

     - the CSC board has failed and cannot be expected to act in the best interest of CSC's shareholders.
     -    the CSC board members have clear and material conflicts of interest.
     - the CSC board members are using their positions to better their own interests at the expense of CSC's shareholders.

The Complaint seeks the appointment of a special committee of the CSC board to consider the CA offer and negotiate with CA on behalf of the CSC shareholders.

CA yesterday announced that it had made an offer to acquire CSC in a merger transaction in which CSC's shareholders would receive $108 in cash for each share of CSC common stock. CA has obtained financing commitments for the approximately $9 billion transaction. The combined companies would employ over 50,000 professionals and have revenues of approximately $11 billion.

                                        ###

           Letter To All Valued Channel and Systems Integration Partners


                                                         February 13, 1998

To CA's Valued Channel and Systems Integration Partners:

As you probably know by now, CA has extended an offer to acquire Computer Sciences Corporation in a merger transaction. While the completion of this transaction is by no means certain, we remain hopeful that we will be successful.

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This is an extremely exciting announcement for everyone involved, as it will enable us to deliver superior products, along with unparalleled services and support, to our clients and prospects. The combination of CA and CSC will create a world-class information technology solutions company that will generate new opportunities for everyone associated with the CA family. It will also provide significant benefit to our Channel and Systems Integration Partners by providing new and expanded opportunities.

CA recognizes and values the strategic partnerships we have formed with you over the years, and we have no intention of changing the way we do business with you. As we see it, a combined CA/CSC would generate ever more demand for our products. With your unique sales and services expertise, you will be able to benefit greatly from substantially expanded business opportunities, as well as a larger pool of resources at CA that will be focused on supporting your marketing and sales needs.

In conclusion, I want to reassure you that we remain committed to providing the support you need to meet your clients' most complex information management challenges, while helping you increase your bottom line.

Thank you for your continued dedication and support. We look forward to expanding our business opportunities together.

                    Sincerely,

                    /s/ Sanjay Kumar

                    Sanjay Kumar
                    President and Chief Operating Officer


                                        ###

             Open Letter To All Computer Sciences Corporation Employees

                                                            February 11, 1998
To All CSC Employees,

As you may have already heard, Computer Associates announced this morning its offer to acquire Computer Sciences Corporation in a merger transaction.

We wanted to take a moment today to reassure you as to CA's intentions. We are well aware of the value of each and every CSC employee and will offer every employee a position in the combined company. Therefore, we will not have any layoffs as a result of a possible merger. In fact, we believe that CA is the best place to work for any IT professional - we were voted one of the "Best Places To Work" three years in a row by ComputerWorld and were recently named one of the 100 Best Companies in America for Working Mothers in 1997 by Working Mother magazine.

It is our hope that this transaction will be concluded successfully and quickly, as we are anxious to welcome all CSC employees to the combined company.

We would also like to take this opportunity to emphasize what we consider the truly exciting part about this announcement - the incredible potential that this merger holds for the clients, employees, and shareholders of CA and CSC.
 This is a great opportunity for both our organizations. A combined CA/CSC would radically change the services landscape by creating a truly unique entity in the IT marketplace today - the only vendor capable of offering platform-neutral products and services in an integrated, end-to-end fashion.

CSC's expertise in the areas of management consulting, systems integration, and outsourcing make it a natural and complementary fit for an organization like CA, which has never really been in the services business but increasingly finds that it needs to be. Conversely, CA's years of experience in software development will add great value to CSC's product business.

We remain convinced that this is a great deal for both companies, and we truly believe that the combination of CA and CSC would create a world-class IT solutions provider with unparalleled depth in both software and services.

We look forward to having the opportunity to welcome each of you to the CA family.

Very truly yours,

/s/ Charles B. Wang                        /s/ Sanjay Kumar
------------------------------------        -----------------------------------
Charles B. Wang                            Sanjay Kumar
Chairman and Chief Executive Officer       President and Chief Operating Officer


                                         ###


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                                 February 10, 1998

Mr. Van B. Honeycutt
Chairman and CEO
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA  90245

Dear Van,

Charles and I appreciate the significant time you have invested over the last few months in the discussions that we have had regarding the combination of Computer Associates International, Inc. ("CA") and Computer Sciences Corporation ("CSC"). However, we are disappointed that CA and CSC have not been able to come to a final resolution.

Consequently, we are writing to offer to acquire CSC in a merger transaction in which your stockholders would receive $108 in cash for each share of CSC common stock. We believe our offer presents an extremely attractive opportunity for your stockholders, at a price which represents a premium of nearly 35% over the closing price of CSC's common stock on the day we commenced our discussions in mid-December. At that time, CSC's stock was trading close to its all-time high.

The CA Board of Directors has unanimously approved this offer. Further, as I have previously informed you, CA has obtained the necessary financing commitments to consummate this transaction without delay. As we agreed, the combination of CA and CSC would create a world-class information technology solutions provider with unparalleled depth in both software and services.
The combination of CA's strength in software and CSC's services capabilities, together with our collective personnel, would create the perfect model for the next generation of information technology solutions provider that will lead our industry into the next millenium.

As we discussed at our meeting on February 5, and as confirmed by my letter of February 6:

     - We are in general agreement on the need and manner of retaining key managers and employees. We would supply key managers and employees with employment agreements that will provide them with a strong incentive to remain with the combined company.

     - We are in agreement on providing stock option grants to key managers and employees. This will allow them to participate in the success of the combined company, and will further ensure continuity with respect to the combined company's commitment to our mutual clients.

     - We are in agreement that the CSC organization within the combined company will be on equal footing to CA's existing product organization. CA is committed to making sure

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          that all of the members of the CSC organization are welcomed into the combined company with open arms.

     - We do not expect the combined company to need to reduce any headcount to achieve the synergies that a transaction of this size demands. Consequently, as in our last major acquisition of Cheyenne Software, we anticipate that all of the valuable CSC employees will be offered positions with the combined company.

     - Beyond the absolute level of staffing, we expect to maintain the current structure of CSC's organization with little change. As we discussed, it would make sense for the CA part of the combined company to take over CSC's product development efforts and for CSC, in turn, to take over CA's service commitments and efforts. The inherent synergies in this process will allow both the CA and CSC parts of the combined company to do what they do best.

     - We expect to staff new projects with both outside hiring and some redeployment of existing CA staff. This will allow the combined company to aggressively seek new services opportunities.

As we have previously discussed, we have conducted an extensive analysis of CSC based on public available information. We believe that CA and CSC may be able to bridge some of our differences with respect to valuation if CA is given the opportunity to conduct limited due diligence on CSC's business and operations. With CSC's cooperation, our due diligence review can be accomplished within a week.

Our offer is subject to the execution of a mutually satisfactory merger agreement containing customary terms and conditions. We believe that such an agreement can be negotiated while we are conducting our due diligence review of CSC. Our counsel has advised us that an acquisition of CSC by CA should not encounter regulatory delays.

We look forward to meeting with you to discuss our offer. We are hopeful your Board will conclude that your stockholders should not be denied the opportunity to consider our offer. We at CA are determined to take every appropriate action to pursue this transaction. In view of the importance of this matter, time is of the essence, and we await your prompt response.

                                   Sincerely,

                                   /s/ Sanjay Kumar
                                   -------------------------------------
                                   Sanjay Kumar
                                   President and Chief Operating Officer